EXHIBIT 99.1

David Moyes Leaves United

MANCHESTER, England—(BUSINESS WIRE)—Apr. 22, 2014— Manchester United (NYSE:MANU) has announced that David Moyes has left the Club.

The Club would like to place on record its thanks for the hard work, honesty and integrity he brought to the role.